

Mail Stop 3561

January 8, 2016

Leonard Mazur
Chief Executive Officer
Citius Pharmaceuticals, Inc.
63 Great Road
Maynard, MA 01754

> **Re: Citius Pharmaceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 29, 2015**
> **File No. 333-206903**

Dear Mr. Mazur:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment are comments in our November 10, 2015 letter.

General

1. We note your response to our prior comment 1 and reissue. It appears that, prior to the time you received the 2014 FDA letter, you were selling Suprenza and were in violation of post-marketing regulations with respect to the promotion and advertisement of Suprenza. To the extent that you continue to face material risks, such as possible private litigation, due to the Suprenza you sold prior to taking corrective action, please provide appropriate disclosure.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Arthur S. Marcus, Esq.
Sichenzia Ross Friedman Ference LLP